UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 29, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 981)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 29 SEPTEMBER 2017

The Company is pleased to announce that all the resolutions proposed at the EGM held on 29 September 2017 were duly passed by the Shareholders by way of poll.

Reference is made to the Company’s circular dated 13 September 2017 (the “Circular”) in relation to, among other things, the following:

1.	the Amendment JV Agreement and the Capital Increase Agreement;
2.	the proposed grant of Restricted Share Units to former chief executive officer;
3.	the proposed grant of Restricted Share Units to chief executive officer and director; and
4.	notice of extraordinary general meeting (the “Notice”).

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

POLL RESULTS OF THE EGM

The Company is pleased to announce that at the EGM held on 29 September 2017, all the proposed resolutions set out in the Notice contained in the Circular were duly passed by the Shareholders by way of poll.

As at the date of the EGM, the total number of Shares in issue was 4,651,624,748 Shares.

The Shareholders and authorised proxies holding an aggregate of 2,425,750,763 Shares, representing 52.15% of the total Shares in issue were present at the commencement of the EGM:

(1) the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 1 was 3,911,624,748 Shares;

(2) the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 2 was 4,647,105,387 Shares;

(3) the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 3 was 4,651,575,437 Shares;

(4) the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 4 was 4,647,105,387 Shares; and

(5) As at the date of the EGM, the number of Shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules at the EGM was nil.

As set out in the Circular and in accordance with the Listing Rules, as China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hong Kong) Capital Co., Limited, and its other associates, holding an aggregate of 740,000,000 Shares representing approximately 15.91% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 1 to approve the Amendment JV Agreement and the Capital Increase Agreement.

As set out in the Circular and in accordance with the Listing Rules, each of Dr. Tzu-Yin Chiu and Dr. Haijun Zhao and their respective associates are required to abstain from voting on the relevant ordinary resolutions to approve the Proposed RSU Grants to Dr. Tzu-Yin Chiu and Dr. Haijun Zhao (as the case may be) and any transactions contemplated thereunder.

Dr. Tzu-Yin Chiu and his associates, holding an aggregate of 4,519,361 Shares representing approximately 0.097% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolutions numbered 2 and numbered 4 to grant restricted share units to Dr. Tzu-Yin Chiu, the former Chief Executive Officer and a non-executive Director of the Company.

Dr. Haijun Zhao and his associates, holding an aggregate of 49,311 Shares representing 0.001 % of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 3 to grant restricted share units to Dr. Haijun Zhao, the Chief Executive Officer of the Company.

The Company confirms that each of Xinxin (Hong Kong) Capital Co., Limited, other associates of China IC Fund, Dr. Tzu-Yin Chiu and Dr. Haijun Zhao and their respective associates has abstained from voting at the EGM pursuant to the aforesaid arrangements. There were no Shares entitling the holders to attend and vote only against any of the resolutions at the EGM.

The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1

(a)To receive, consider, approve, confirm and ratify the amended and restated joint venture agreement dated 10 August 2017 (the ‘‘Amendment JV Agreement’’) entered into between the Company, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd., Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership), Beijing Industrial Developing Investment Management Co., Ltd., Zhongguancun Development Group and E-Town Capital International Investment &  Development Co., Ltd.  in relation to further capital contributions towards  Semiconductor Manufacturing North China (Beijing) Corporation, and the transactions contemplated thereby;

(b)To receive, consider, approve, confirm and ratify the capital increase and subscription agreement dated 10 August 2017 (the ‘‘Capital Increase Agreement’’) entered into between the Company, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd.*, Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership), Beijing Industrial Developing Investment Management Co., Ltd., Zhongguancun Development  Group, ETown Capital International Investment & Development Co., Ltd. and Semiconductor Manufacturing North China (Beijing) Corporation, and the transactions  contemplated  thereby;  and

(c)To authorise any director of the Company, for and on behalf of the  Company, to enter into any agreement, deed  or  instrument and/or to  execute and  deliver all  such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of,  or  in connection  with (i) the implementations and completion of  the  Amendment  JV  Agreement, the Capital  Increase  Agreement  and  transactions  contemplated  thereunder;  and/ or (ii) any amendment, variation or modification of the Amendment  JV  Agreement, the Capital Increase Agreement and the transactions contemplated thereunder  upon   such  terms  and   conditions  as   the   board  of   directors  of the

          Company may think fit.

		1,617,696,726 99.9902%	158,200 0.0098%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2

(a)To approve and confirm the proposed grant of 1,054,659 restricted share units (‘‘RSUs’’) to Dr. Tzu-Yin Chiu, the former Chief Executive Officer of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable  documents; and

(b)To authorise any  director of  the  Company to exercise the powers of the Company to allot and issue the ordinary shares of the Company pursuant to  the  proposed  RSU grant under the specific mandate granted to the Directors  by the  Shareholders at the annual general meeting of  the  Company  held  on  13  June 2013 in accordance with the terms of the  2014  Equity Incentive Plan and/or to do all such acts on behalf of the Company  as he/she  may consider  necessary, desirable or expedient for the purpose of, or in connection  with  the implementation  and   completion  of   the   transactions  contemplated  pursuant   to the proposed RSU grant.

	2,141,504,595 90.6987%	219,614,443 9.3013%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3

(a)To approve and confirm the proposed grant of 1,687,500 restricted share units (‘‘RSUs’’) to Dr. Haijun Zhao, the Chief Executive Officer of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents; and

(b)To authorise any  director of  the  Company to exercise the powers of the Company to allot and issue the ordinary shares of the Company pursuant to  the  proposed  RSU grant under the specific mandate granted to the Directors  by the  Shareholders at the annual general meeting of  the  Company  held  on  13  June 2013 in accordance with the terms of the  2014  Equity Incentive Plan and/or to do all such acts on behalf of the Company  as he/she  may consider  necessary, desirable or expedient for the purpose of, or in connection  with  the implementation  and   completion  of   the   transactions  contemplated  pursuant   to the proposed RSU grant.

	2,141,564,785 90.7015%	219,549,238 9.2985%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

4

(a)To approve and confirm the proposed grant of 187,500 restricted share units (‘‘RSUs’’) to Dr. Tzu-Yin Chiu, a non-executive Director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents; and

(b)To authorise any  director of  the  Company to exercise the powers of the Company to allot and issue the ordinary shares of the Company pursuant to  the  proposed  RSU grant under the specific mandate granted to the Directors  by the  Shareholders at the annual general meeting of  the  Company  held  on  13  June 2013 in accordance with the terms of the  2014  Equity Incentive Plan and/or to do all such acts on behalf of the Company  as he/she  may consider  necessary, desirable or expedient for the purpose of, or in connection  with  the implementation  and   completion  of   the   transactions  contemplated  pursuant   to the proposed RSU grant.

	2,141,495,855 90.6985%	219,619,483 9.3015%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

The full text of Resolutions 1 to 4 above is set out in the Notice of Extraordinary General Meeting of the Company dated 13 September 2017.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC
29 September 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang
Jason Jingsheng Cong

* For identification purposes only